TODOS MEDICAL LTD.
1 HAMADA STREET
REHOVOT, 7670301 ISRAEL

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E73498-Z74892

TODOS MEDICAL LTD.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting. The following materials are available at www.proxyvote.com. Notice and Proxy Statement, Compensation policy and Financial Statements

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE "FOR" ALL THE PROPOSALS.

		For	Against	Abstain
1.	To approve a reverse share split of the Company's ordinary shares in a ratio to be determined by the Board of Directors in a range between 10:1 to 150:1, effective on the date to be announced by the Company, and to amend the Articles of Association accordingly.	☐	☐	☐
2.	To approve a change of control transaction with Amarantus Bioscience Holdings, Inc., currently a 19.99% shareholder of the Company, whereby the Company will issue to Amarantus an additional thirty percent (30%) of the Company in exchange for obtaining Amarantus's 80.01% ownership stake in our jointly-owned subsidiary Breakthrough Diagnostics, Inc., such that upon consummation of the transaction the Company will own 100% of Breakthrough and Amarantus will own 49.99% of the Company.	☐	☐	☐

		Yes	No
2a.	Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 2?	☐	☐

		For	Against	Abstain
3.	To approve a loan conversion transaction with Sorry Doll Ltd., a company owned by Assaf Gold, the beneficial owner of 5.49% of the Company's shares (prior to the closing of this loan conversion transaction) and S.B Nihul Mekarkein Ltd., , pursuant to which the Company will convert their existing loan to the Company in the amount of approximately US$350,000 into 3,500,000 Ordinary Shares of the Company, par value NIS 0.01, at a conversion price of ten cents (US$0.10) per share, and to grant to each of Sorry Doll and S.B. Nihul an option to purchase 3,500,000 Ordinary Shares of the Company, par value NIS 0.01, at an exercise price of twenty cents (US$0.20) per share.	☐	☐	☐

		Yes	No
3a.	Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 3?	☐	☐

		For	Against	Abstain
4.	To approve the entry by the Company into a distribution agreement with Care G.B. Plus Ltd., a company owned by Assaf Gold, the beneficial owner of approximately 5.49% of the Company's shares at the time the Care agreement was signed by the Company (prior to the closing of the loan conversion transaction), pursuant to which the Company will appoint Care as its exclusive distributor in Israel for the Company's breast cancer screening products.	☐	☐	☐

		Yes	No
4a.	Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 4?	☐	☐

		For	Against	Abstain
5.	To ratify the entry by the Company into a convertible bridge loan transaction with DPH Investment Ltd., the holder of approximately 11.5% of the Company's shares at the time of the signing of the convertible bridge loan agreement, pursuant to which the DPH provided the Company with a convertible bridge loan transaction in the principal amount of $28,000.	☐	☐	☐

		Yes	No
5a.	Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 5?	☐	☐

		For	Against	Abstain
6.	To approve the compensation package of the Company's Chief Executive Officer as detailed in the Proxy Statement dated April 4, 2019.	☐	☐	☐

		Yes	No
6a.	Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 6?	☐	☐

		For	Against	Abstain
7.	To approve the adoption of the Compensation Policy as attached to the Proxy Statement dated April 4, 2019.	☐	☐	☐

		Yes	No
7a.	Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 7?	☐	☐

		For	Against	Abstain
8.	To re-appoint the following members to the Board of Directors to act as directors of the Company until the next Annual General Meeting of Shareholders. The nominees are:			
8a.	Moshe Abramovitz	☐	☐	☐
8b.	Colin Bier	☐	☐	☐
8c.	Alon Ostrovitzky	☐	☐	☐
8d.	Moshe Schlisser	☐	☐	☐
8e.	Herman Weiss	☐	☐	☐
8f.	Rami Zigdon	☐	☐	☐
9.	To re-appoint Fahn Kanne & Co. Grant Thornton Israel as the Company's independent auditor for the year ending December 31, 2019.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

As of March 25, 2019, the Company is not aware of any controlling shareholder.

The term "**controlling shareholder**" is defined in the Israeli Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include any shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

The term "**personal interest**" is defined in the Israeli Companies Law as a person's or entity's personal interest in an act or a transaction of a company, (i) including the personal interest of (a) a relative (as defined below) of the person; and (b) an entity in which the person or entity or any relative of the person serves as a director or the chief executive officer, owns at least 5% of its issued share capital or voting rights or has the right to appoint one or more directors or the chief executive officer, but (ii) excluding a personal interest arising solely from the ownership of shares in the company. In the case of a person voting by proxy, "personal interest" includes the personal interest of the shareholder granting the proxy or the proxy holder (even if the proxy holder has no personal interest in the matter), whether or not the proxy holder has discretion how to vote.

PLEASE NOTE: A personal interest does not include a personal interest arising solely from the holding of shares in the Company. Therefore, if your interest in a proposal arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest.

Shareholders entitled to notice of and to vote at the Annual General Meeting of Shareholders or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on March 28, 2019, the record date fixed by the board of directors of the Company for such purpose.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature [PLEASE SIGN WITHIN BOX] Date

E73499-Z74892

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TODOS MEDICAL LTD.
1 HaMada Street, Rehovot, Israel
April 29, 2019
10:00 a.m., Israel Time

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints each of Herman Weiss, CEO, Rami Zigdon, CBO, and David Ben Naim, CFO, each as proxies, each with full power of substitution and re-substitution, to represent and vote as designated on the reverse side, all the Ordinary Shares of Todos Medical Ltd., held of record by the undersigned on March 28, 2019, at the Annual General Meeting of Shareholders to be held at the offices of the Company at 1 HaMada Street, Rehovot, Israel, on Monday, April 29, 2019, at 10:00 a.m., or any adjournment or postponement thereof.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted "FOR" Proposal Nos. 1, 2, 3, 4, 5, 6, 7, and 9.

Please note that you are required to indicate whether you are a controlling shareholder or have a personal interest, as the case may be, in connection with the approval of Proposals 2, 3, 4, 5, 6, and 7. If you do not indicate that you are not a controlling shareholder and do not have a personal interest, these shares will not be voted for these Proposals.

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD IN THE ENCLOSED ENVELOPE.

Continued and to be signed on reverse side